United States
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-101)


                               NETPARTS.COM, INC.
                                     Issuer



                                  Common Stock
                            Title/Class of Securities


                                  6411 5B 20 2
                                  CUSIP Number


                                [X] Rule 13d-1(d)

                                Carol Jean Gehlke
                               210 Lille Lane #317
                             Newport Beach CA 92663

                                  with copy to:

                                 William Stocker
                        34190 Sepulveda Avenue Suite 200
                            Capistrano Beach CA 92624
                        (Name, Address, Phone of Persons
                Authorized to receive notice and communications)



                               September 1, 2000
                        (Date of Event requiring filing)

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                                                         CUSIP  No.  64115B 20 2

1.  Name  of  Individual  Reporting  Person.

     Carol  Jean  Gehlke,  Trustee
     Carol  Jean  Gehlke  Living  Trust,  dtd  2/11/93

2.  Not  Applicable:  Not  a  member  of  any  group

3.  [SEC:  Only]

4.  Citizenship.  USA

5.  Shares  Sole  Voting  Power.  500,000

6.  Shares  Shared  Voting  Power.  None

7.  Shares  Sole  Dispositive  Power.  500,000

8.  Shares  Shared  Dispositive  Power.  None

9.  Aggregate  Beneficial  Ownership.  500,000

10.  Not  Applicable:  no  excluded  shares.

11.  Percent  of  Class.  7.01%

12.  Type  of  Reporting  Person.  Individual/Trustee

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                                                         CUSIP  No.  64115B 20 2
ITEM  1.  NAME  AND  ADDRESS  OF  ISSUER.

NetParts.com,  Inc.
3131  Southwest  Freeway  #36
Houston  TX  77098

ITEM  2.  FILING  PERSON.


 (A)  NAME.

Carol  Jean  Gehlke,  Trustee
Carol  Jean  Gehlke  Living  Trust,  dtd  2/11/93

 (B)  ADDRESS.

210  Lille  Lane  #317
Newport  Beach  CA  92663

 (C)  CITIZENSHIP.  The  Reporting  Person  is  a  citizen of the United States.

 (D)  TITLE  OF  CLASS.  Common  Stock.

 (E)  CUSIP.  6411  5B  20  2


ITEM  3.  NOT  APPLICABLE.

Not a Broker/Dealer, Insurance Company, Investment Adviser, employee benefit plan or fund, savings association, Church or other Group.

ITEM  4.  OWNERSHIP:  SHARES.

(a)  Amount  Beneficially  Owned.  500,000

(b)  Percent  of  Class.  7.01%

(c)  Number  of  Shares:  500,000

     (i)  Sole  power  to  vote  or  direct  vote:  500,000

     (iii)  Sole  power  to  dispose  or  direct  disposition:  500,000

          The Reporting Person is the owner of 500,000 shares of the common stock of the issuer, representing 7.01. The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto. No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by the Reporting Person. These shares were purchased for cash before the Issuer became a public reporting company. The Reporting person has never owned any other shares of the Issuer and has not, to date, sold any shares of the Issuer.

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                                                         CUSIP  No.  64115B 20 2
ITEM  5.  NOT  APPLICABLE.



ITEM  6.  OTHER  PERSONS.

     The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto. No other person has any right to receive or the power to direct receipt of dividends from, or the proceeds from the sale, if any, of such securities.


ITEM  7.  NOT  APPLICABLE.

No  parent/subsidiary  issues.

ITEM  8.  NOT  APPLICABLE.

No  group  issues.

ITEM  9.  NOT  APPLICABLE.

No  group  dissolution  issues.

ITEM  10.  SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September  24,  2002




                          /s/Carol Jean Gehlke, Trustee
                           Carol Jean Gehlke, Trustee
                   Carol Jean Gehlke Living Trust, dtd 2/11/93

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